Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Appoints Jimmy Phoon as Director
United States — 8/6/2007, Singapore — 8/6/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of Jimmy Phoon Siew Heng as a member to its Board of Directors, effective immediately.
“We are pleased to have Jimmy Phoon join our Board. He brings with him a wealth of financial acumen and diverse investment experience. As the Company continues to grow, we expect Jimmy’s varied experience to be a significant addition to the strength of our Board,” said Charles Wofford, Chairman of STATS ChipPAC.
Mr. Phoon is currently Senior Managing Director and Chief Investment Officer at Temasek Holdings (Private) Limited (“Temasek Holdings”). Prior to joining Temasek Holdings in 1999, Mr. Phoon was with Standard Chartered Merchant Bank Asia Ltd. He was a Deputy Director in the Ministry of Finance, Singapore, from 1988 to 1992. Mr. Phoon also sits on the Board of Directors of Shin Corporation Public Company Limited, Alliance Bank Malaysia Berhad, among others. Mr. Phoon was previously a Director of SP PowerGrid Limited, SMRT Corporation Ltd, Singapore Airport Terminal Services Limited, SIA Engineering Company Limited and a Board Commissioner in PT Bank Internasional Indonesia Tbk and PT Bank Danamon Indonesia Tbk.
Mr. Phoon holds a Bachelor of Economics (Honors) degree from Monash University, Australia.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq Stock Market (NASDAQ) and the Singapore Exchange Securities Trading Limited (SGX-ST). In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Singapore Contact:
Tham Kah Locke
Vice President, Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
US Contacts:
Lisa Lavin
Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com
The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com